Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

June 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David P. Mathews

Re:	Franklin BSP Real Estate Debt BDC

Registration Statement on Form 10 (File No. 000-56653)

Dear Mr. Mathews:

On behalf of Franklin BSP Real Estate Debt BDC, formerly known as Franklin BSP Real Estate Credit BDC, we hereby transmit for filing to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) responses to comments received from the Staff on May 30, 2024 relating to the above-referenced registration statement on Form 10, filed with the SEC on April 22, 2024 (the “Registration Statement”).

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the reproduced comment. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

GENERAL COMMENTS

1.

Comment: The Registration Statement states that the Company intends to file an election to be regulated as a BDC under the 1940 Act as soon as reasonably practical following its filing of this Form 10. In correspondence, please advise as to when the Company expects to file such election.

Response: The Company filed its election to be regulated as a BDC on Form N-54A on June 6, 2024 and has revised the Registration Statement accordingly.

Securities and Exchange Commission	June 13, 2024

2.

Comment: Please advise in correspondence if the Company or Advisor expects to submit or rely upon any exemptive applications or no-action relief requests in connection with the Registration Statement or operations of the Company, other than the co-investment Order, and pending application for a new co-investment exemptive order which would supersede the Order if granted, as described in the Registration Statement.

Response: The Company confirms that the Company and the Advisor do not expect to submit or rely upon any exemptive applications or no-action relief requests in connection with the Registration Statement or operations of the Company, other than the co-investment Order and the pending application for a new co-investment exemptive order, which would supersede the Order if granted.

3.

Comment: Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement. If the Company plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to holders of Common Shares in the event of a preferred shares offering.

Response: The Company confirms that it does not intend to issue preferred shares within one year of the effectiveness of the Registration Statement. The Company may issue debt securities within one year of the effectiveness of the Registration Statement and refers the Staff to “Item 1A. Risk Factors—Risks Related to Debt Financing” in the Registration Statement for a discussion of risks to common shareholders in the event the Company issues debt securities.

REGISTRATION STATEMENT

Explanatory Note

4.

Comment: In the second paragraph, please clarify the definitions for Benefit Street Partners L.L.C. in its roles as both Advisor and Administrator. For example, in reference to the definition of “Other BSP Accounts”, the disclosure describes such accounts as being advised and/or managed by “BSP”. Earlier in the paragraph, the term “BSP” is described as being used to refer to Benefit Street Partners L.L.C. in its role as an administrator.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

5.

Comment: In addition to the disclosure on page 63 of the Registration Statement, and elsewhere, regarding uncertainty as to sources, amounts and timing of distributions, please also add to the bullet points in this section a description of the uncertainty as to amounts and frequencies of distributions.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

Securities and Exchange Commission	June 13, 2024

Summary Risk Factors

6.

Comment: The introduction to the Summary Risk Factors section states that the complete discussion of risk factors faced by the Company are set forth in Item 1A of the Registration Statement. The Introduction to the Risk Factors section in Item 1.A. however states that it is not a complete list of risk factors. Please conform the statements to be consistent in this regard, and confirm in correspondence that the disclosure of risks in the Registration Statement fairly addresses all material actual and potential risks associated with an investment in the Company’s Common Shares.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly and confirms that the disclosure of risks in the Registration Statement fairly addresses all known material actual and potential risks associated with an investment in the Company’s Common Shares.

Item 1. Business

7.

Comment: In the description of the Company’s business (page 5), please include definitions and/or examples of what is meant by the terms “middle market” investments and “multi-family” lending, as those types of investments are stated to be the intended focus of the Company’s portfolio investments. Please also include in the disclosure estimates or ranges of anticipated exposure of the portfolio to investments tied to the middle market and multifamily segments of the CRE industry, as compared to other market categories or segments of the CRE industry represented in the portfolio (e.g., office space, industrial use or retail).

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

8.

Comment: Please also elaborate further in the description of the Company’s business regarding what is meant by “conservative loan-to-value ratios against high-quality real assets” and how it reduces downside risk.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

Investment Strategy (page 6)

9.

Comment: Inclusion of the term “Real Estate Credit” in the Company’s name will, upon its election to be regulated as a BDC, require an 80% test policy and compliance with Rule 35d-1. Please add to the description of the Company’s investment strategy a statement of 80% policy consistent with the requirements of Rule 35d-1, and include disclosure of whether the policy will be fundamental or non-fundamental, and if the latter, also disclose that investors will be given 60 days’ advance notice of any change in such policy.

Response: In response to the Staff’s comment, the Company advises that Staff that it has changed its name from “Franklin BSP Real Estate Credit BDC” to “Franklin BSP Real Estate Debt BDC” and has revised the Registration Statement accordingly. Additionally, in response to the Staff’s comment, the Company’s Board of Trustees has adopted a non-fundamental 80% policy to invest in debt instruments issued by companies primarily engaged in the business of owning and/or operating real estate and revised the disclosure accordingly.

Securities and Exchange Commission	June 13, 2024

Market Opportunity (page 9)

10.	Comment: Please explain in the disclosure what price-to-book multiples are and how they are relevant to the assertions made regarding the real estate lending market’s equilibrium shift.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

Investment Process (page 10)

11.

Comment: The description of the Investment Process and graphics focuses primarily on the investment process and diligence associated with loans. Given that the investment strategy description also includes, to a lesser extent, investments in other real estate related debt and equity investments, please add disclosure, where applicable, of how the investment or diligence processes might be similar or differentiated from the loan origination and related processes when the Advisor is making other types of investments on behalf of the Company.

Response: In response to the Staff’s comment, the Company advises that it uses the same investment process for all investments, including non-loan investments, and has updated the graphics accordingly.

Management Fee and Incentive Fee (page 14)

12.

Comment: In this section, or an otherwise appropriate location, we suggest that, because it would be helpful to investors, you consider adding a fee table that conforms to requirements of Item 3 of Form N-2.

Response: The Company notes that disclosure under the heading “Item 2. Financial Information—Discussion of Management’s Expected Operating Plans—Expenses” provides a description of the expenses that the Company will be obligated to pay, including the management fees and incentive fees payable to the Advisor. In addition, the Company also has an expense cap on organization expenses, offering expenses and operating expenses, and investors therefore are aware of the maximum amount of organization, offering and operating costs that could be payable by the Company. The Company is aware that Form N-2 (used for registered public offerings by Business Development Companies and investment companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Company is not making a registered public offering, it is not required to file a Form N-2. The Company respectfully submits that it is not aware of a requirement in Form 10 to include a fee table that conforms to the requirements of Item 3.1 of Form N-2. The Company’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports.

13.

Comment: Please also consider including incentive fee examples and a graphical representation demonstrating the operation of the incentive fee in the Registration Statement; and adding an easy-to-understand statement or example describing the incentive fee (e.g., results in the Company paying an incentive fee equal to X% on income that exceeds our y% hurdle).

Response: The Company respectfully declines to include a graphical representation referenced above. Additionally, the Company’s shares are being offered to accredited investors and the Company does not believe that the above suggested disclosure is necessary for such investors.

Securities and Exchange Commission	June 13, 2024

14.

Comment: The disclosure states that “[F]or the purpose of computing the Company’s Pre-Incentive Fee Net Investment Income, the calculation methodology will look through total return swaps as if the Company owned the referenced assets directly.” Based on the disclosure in the Registration Statement, it is unclear the extent to which the Company will enter into total return swaps in pursuit of its investment strategy. If the Company intends to engage in total return swaps as a component of its investment portfolio:

a.	Please add disclosure clarifying the Company’s intended use of total return swapsto achieve its investment objective, and describing material risks associated with such instruments; and

b.

Also advise the staff in correspondence how the Company will treat the loans and obligors underlying total return swaps for purposes of determining whether such investments qualify as an Eligible Portfolio Company under Section 55(a) of the 1940 Act.

Response: In response to the Staff’s comment (a), the Company advises that it does not intend to invest in total return swaps in a material manner and confirms that, if it does invest in total return swaps in a material manner, the Company will update its disclosure accordingly.

In response to the Staff’s comment (b), for purposes of Section 55(a) of the 1940 Act, the Company will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Administration Agreement (page 16)

15.

Comment: In addition to a description of the Administration Agreement, please also identify and describe in the disclosure the institution that will serve as the Company’s custodian and a description of custodial arrangements and expenses. Also include as a material contract the custodial agreement as an exhibit to the Registration Statement.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly and filed the custodial agreement as Exhibit 10.6 to the Registration Statement.

Private Placement (page 17)

16.

Comment: Please disclose in the Registration Statement the minimum initial commitment of capital that will be required of investors, any minimums applicable to follow-on capital commitments, and the bases upon which the Advisor in its discretion may accept lower amounts or decline to accept particular commitments.

Response: Due to a change of the Company’s term as more fully described in the Company’s response to the Staff’s Comment 18, the Company has revised Subscription Agreement filed as Exhibit 4.1 to the Registration Statement. The Company advises that there is no minimum capital commitment, whether initial or follow-on, and that all references to minimum capital commitments have been removed in the Subscription Agreement.

Securities and Exchange Commission	June 13, 2024

17.

Comment: Please provide in the disclosure more details, or examples, of the types of legal, tax, regulatory or other considerations that could prompt the Company to make non-pro rata capital drawdowns, and in correspondence, please explain the policies and procedures the Company will follow to ensure investors are treated fairly and equitably in such circumstances.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly. The Company advises the Staff, on a supplemental basis, that the Company will generally call drawdown capital on a pro rata basis but may call drawdown capital on a non-pro rata basis (i) to seek to equalize the percentage of a particular investor’s total Capital Commitment that has been contributed to the Company relative to the capital contributions of other investors, (ii) to avoid any violation of the Securities Act, the 1940 Act or any state (or other jurisdiction) securities or “blue sky” laws applicable to the Fund, and (iii) to comply with the aggregated ownership limit as provided in the Company’s Declaration of Trust for the Company to qualify as a REIT. Additionally, the Company advises the Staff that it has removed all references pertaining to benefit plan investors within the meaning of ERISA in the Registration Statement, and in the Subscription Agreement filed as Exhibit 4.1 to the Registration Statement, as the Company no longer intends to admit any benefit plan investors.

Term (Pages 18-19)

18.

Comment: Please consider adding a separate sub-heading to separate the disclosure regarding the share repurchase program from the discussion immediately above it regarding the Company’s term and perpetual duration.

Response: The Company advises that its Board of Trustees has approved, and its organizational documents have been amended, to change the Company’s term from a perpetual life BDC to a fixed term BDC. Further, the Company will not have a share repurchase program. Accordingly, the Company has removed all references to the share repurchase program in the Registration Statement.

19.

Comment: In regard to the share repurchase program, the staff notes that the form of subscription agreement filed as an Exhibit to the Registration Statement does not appear to include any lock-up period or similar terms or conditions, whereas the disclosure states that quarterly repurchase offers will be subject to applicable lock up periods included in the subscription agreement. Please include further explanation or examples in the disclosure of the circumstances under which an investor may be precluded from participation in any Company share repurchases. If any such circumstances reflect conditions that are not equally applicable to all shareholders, also address in your response whether such conditions would create a senior security.

Response: As noted above, the Company has amended its terms to not have a share repurchase program and all references to the share repurchase program have subsequently been removed from the Registration Statement. The Company also confirms that there is no lock-up period for its Common Shares and has removed any statements indicating otherwise from the Registration Statement, including in the Subscription Agreement filed as Exhibit 4.1 to the Registration Statement.

20.

Comment: Please clarify or reconcile, as applicable, the statement in this section that the purchase price of any Common Share repurchase will be a price equal to the NAV per share as of the last calendar day of the “applicable quarter” to the statement on page 64 stating that the price at which repurchases will be made will equal the NAV per share as of the last calendar day of the “prior quarter.”

Response: As noted above, the Company will not have a share repurchase program and all references to the share repurchase program have been removed from the Registration Statement.

Securities and Exchange Commission	June 13, 2024

Indebtedness and Senior Securities Objective (page 22)

21.

Comment: This section initially references “Series A Preferred Shares” as a class of shares Senior to the Common Shares, but subsequently in the following paragraph, the disclosure states that the Company currently does not intend to use leverage in the form of the issuance of preferred shares. Please revise the disclosure in this regard throughout to be internally consistent and also consistent with the Company’s response to Item 3 above.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly and removed the reference to Series A Preferred Shares. The Company confirms that its disclosure is internally consistent and also consistent with response #3 above.

22.

Comment: If the Company intends to invest in covenant lite loans in connection with implementing its investment strategy, please disclose so, and also disclose the risks associated with these types of transactions.

Response: The Company confirms that it does not intend to invest in covenant lite loans in connection with implementing its investment strategy.

Item 1A. Risk Factors

There is no public trading market for our Common Shares... (page 60)

23.

Comment: The “Early Repurchase Deduction” for Common Shares repurchased within one year of the issuance date is earlier described on Page 18 as being a repurchase at 98% of the repurchase offer price, whereas in this section it is described as being a repurchase at 95% of the transaction price. Please revise the disclosures as the amount deducted for early repurchases to be consistent throughout the Registration Statement. To the extent that the Early Repurchase Deduction will exceed 2%, please tell us how you determined such amount was appropriate under the circumstances.

Response: As noted above, the Company will not have a share repurchase program and all references to the share repurchase program, including the “Early Repurchase Deduction”, have been removed from the Registration Statement.

Purchases and repurchases of our Common Shares... (page 64)

24.

Comment: Please include in the disclosure a description of examples of exceptional circumstances that could result in the prior quarter’s NAV not being used for purchases or repurchases of Common Shares.

Securities and Exchange Commission	June 13, 2024

Response: As noted above, the Company will not have a share repurchase program and all references to the share repurchase program have been removed from the Registration Statement. The purchase price per Common Share will equal the Company’s per share NAV as determined within 48 hours of the applicable Drawdown Date, excluding Sundays and holidays, of such sale, subject to certain exceptions and calculated in accordance with the 1940 Act. The Registration Statement has been revised throughout to reflect this fact, and this risk factor has been removed.

Large Shareholders may exert influence over our governance and affairs... (pages 90-91)

25.

Comment: With regard to the disclosure in the second paragraph of this section, in correspondence, please confirm that the acquisition of over 50% of the Company’s outstanding Common Shares by a registered investment company managed by an affiliate will comply with all conditions set forth in Rule 12d1-4 under the 1940 Act, or if not relying on Rule 12d1-4, please identify any other exemption to be relied upon in regard to the proposed investment, and the basis for reliance on such exemption.

Response: The Company confirms that the acquisition of over 50% of the Company’s outstanding Common Shares by a registered investment company managed by an affiliate will comply with all conditions as set forth in Rule 12d1-4 under the 1940 Act. In addition, a form of fund of funds agreement has been filed as Exhibit 10.6 to the Registration Statement.

Regulations governing our operation as a BDC affect our ability to raise ... additional capital (page 106)

26.

Comment: As the Company is an entity recently formed on March 11, 2024, and which has to date not yet elected to be regulated as a BDC, please revise or explain supplementally the disclosure in the second paragraph of this section stating that in the past, shareholders have approved a plan to issue and sell Common Shares at a price below net asset value.

Response: The Company acknowledges the Staff’s comment and has removed the above-referenced disclosure from the Registration Statement.

27.

Comment: The disclosure contemplates the creation by the Company of one or more wholly owned subsidiaries in connection with the securitization of loans. With respect to any such subsidiary so utilized by the Company:

a.	Provide additional disclosure in the Registration statement if it is anticipated that any subsidiary’s principal investment strategies or principal risks will differ from that of the Company;

b.

Disclose that the Company and Advisor, as applicable, will comply, on an aggregate basis with such subsidiary, with applicable provisions of the 1940 Act governing investment policies, capital structure and leverage, investment advisory contracts, affiliated transactions and custody. For example, disclose the Company will treat a subsidiary’s debt as its own. Please also identify the custodian of any subsidiary, if any;

c.

Disclose that the Company will not primarily control any entity (whether by formation, acquisition or otherwise) that primarily engages in investment activities in securities or other assets, other than an entity that is wholly owned by the Company.

Securities and Exchange Commission	June 13, 2024

d.

Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with the 1940 Act and the rules thereunder;

e.	Confirm in correspondence that, to the extent a subsidiary is a foreign entity, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States;

f.

Confirm in correspondence that any such subsidiary’s management fee (and any performance or incentive fee) will be included in disclosure of the Company’s management and/or incentive fee and the subsidiary’s expenses will be included in disclosure of the Company’s expenses, to the extent required under the 1940 Act and applicable accounting regulations; and

g.	Confirm in correspondence that the financial statements of any subsidiary will be consolidated with those of the Company, or if not, please explain why not.

Response: In response to the Staff’s comment (a), the Company confirms that it does not anticipate any subsidiary’s principal investment strategies or principal risks to differ from the Company’s. In response to the Staff’s comments (b) and (c), the Company has revised the Registration Statement accordingly. In response to the Staff’s comment (d), the Company confirms that the subsidiary and its board of directors, to the extent applicable, will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder. In response to the Staff’s comment (e), the Company confirms that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States to the extent that the subsidiary is a foreign corporation. In response to the Staff’s comment (f), the Company confirms that any such subsidiary’s management fee (and any performance or incentive fee) will be included in disclosure of the Company’s management and/or incentive fee and the subsidiary’s expenses will be included in disclosure of the Company’s expenses, to the extent required under the 1940 Act and applicable accounting regulations. In response to the Staff’s comment (g), the Company confirms that the financial statements of any subsidiary will be consolidated with those of the Company.

28.	Comment: Regarding the Company’s loan securitization activities:

a.

Please confirm in correspondence whether any party other than the Company will be paid any fees—including structuring or similar fees - in connection with the creation or operation of a securitization vehicle; and

b.	Disclose in the Registration Statement whether creditors of a securitization vehicle will have recourse against other Company assets in the event of default or otherwise.

Response: In response to the Staff’s comment (a), in the event the Company does create or operate a securitization vehicle, third-parties are likely to be paid structuring or similar fees in connection with the creation of such vehicle. In response to the Staff’s comment (b), the Company has revised the Registration Statement accordingly by adding disclosure on p. 76 in the risk factor, “We may utilize non-recourse securitizations to finance our investments, which may expose us to risks that could result in losses.”

Securities and Exchange Commission	June 13, 2024

Item 4. Security Ownership of Certain Beneficial Owners and Management

29.

Comment: Notwithstanding that the Company has yet to commence commercial activities, please include the Table required by Item 403 of Regulation S-K to reflect ownership of Common Shares by the initial investor, an affiliate of the Company, as described in Item 10 of the Registration Statement.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.

ACCOUNTING COMMENTS

Fee Waivers (page 15)

30.	Comment: Please disclose whether the fee waivers described are subject to recoupment.

Response: In response to the Staff’s comment, the Company confirms that fee waivers are not subject to recoupment and has revised the Registration Statement accordingly.

JOBS Act (page 25)

31.

Comment: Please verify the accuracy of the last statement in this section, as the check box on the cover page was not checked indicating that the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards. Also refer to similar disclosure on page 67.

Response: In response to the Staff’s comment, the Company advises that it will use the extended transition period for complying with new or revised financial accounting standards available to emerging growth companies such as the Company and has revised the Registration Statement accordingly.

Expenses (page 115)

32.

Comment: Disclosure states that all costs incurred by the Company in connection with its organization and initial private offering have been advanced by the Advisor or its affiliates subject to recoupment. Disclosure also states that the Advisor or its affiliates may in some circumstances be reimbursed for past payments of organization and offering costs made on the Company’s behalf. Please explain in the disclosure the terms of recoupment and explain the relationship between the amounts “subject to recoupment” and the amounts that may be reimbursed to the Advisor or its affiliates for past payments of organization and offering costs made on the Company’s behalf.

Response: After further discussions with the Adviser, the Company opted to enter into the Expense Limitation Agreement with the Adviser in lieu of the Expense Support Agreement and has updated the Registration Statement accordingly. Under the terms of the Expense Limitation Agreement, the Advisor has agreed on a quarterly basis to reimburse the Company’s “Specified Expenses”, which include the Company’s initial organizational and offering costs as well as its total operating expenses subject to certain exceptions, to the extent that such annualized Specified Expenses in respect of the relevant quarter exceed 0.10% of the Company’s quarter-end net asset value (the “Expense Cap”). The Adviser’s reimbursements are not subject to recapture so the Company is not required to reimburse the Advisor for any such payments.

Securities and Exchange Commission	June 13, 2024

33.

Comment: Please also disclose the total amount of costs that have been advanced by the Advisor that may be subject to recoupment and disclose the circumstances under which the Advisor or its affiliates may be reimbursed for past payments of organization and offering costs made on the Company’s behalf.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company bears all its expenses and costs up to the Expense Cap and the Advisor will reimburse the Company for any expenses born over the Expense Cap. The Advisor or its affiliates may be reimbursed for past payments of organization and offering costs made on the Company’s behalf pursuant to the Investment Advisory Agreement. The Company advises that no advancement has been made or will be made, and therefore there is no recoupment.

34.

Comment: Disclosure states that the Company’s organizational costs will be amortized over the 36 months beginning on the Effective Date. Please provide in correspondence the accounting guidance permitting the amortization of organizational costs over 36 months.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that the Company’s organization costs will not be amortized.

Organization and Offering Expenses (page 119)

35.

Comment: Disclosure states that offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations, which has not yet occurred. Disclosure on page 115 states that initial private offering costs will be amortized over a 12-month period beginning on the Effective Date. Please explain whether the Effective Date and commencement of operations is the same date.

Response: As noted above, the Company has changed its term from a perpetual life BDC to a fixed term BDC. Accordingly, the Company has revised the Registration Statement to state that the initial private offering costs are capitalized as a deferred charge and will be recorded as a reduction to paid-in capital when the initial private offering is completed.

Item 13 – Financial Statements and Supplementary Data (page 143)

36.

Comment: Please file an amended Form 10 filing with complete financial statements at least 15 days prior to the Form 10’s effectiveness. We may have additional comments on the financial statements once filed.

Response: The Company confirms that it has filed the amended Form 10 with complete financial statements as soon as feasible prior to the Form 10’s effectiveness.

Securities and Exchange Commission	June 13, 2024

Please call Rajib Chanda at 202-636-5543 or me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Jay Williamson, Securities and Exchange Commission

Christina DiAngelo Fettig, Securities and Exchange Commission

Richard J. Byrne, Franklin BSP Real Estate Debt BDC

Shirley Hambelton, Franklin BSP Real Estate Debt BDC

Rajib Chanda, Simpson Thacher & Bartlett LLP

Benjamin Wells, Simpson Thacher & Bartlett LLP

Ryan Bekkerus, Simpson Thacher & Bartlett LLP